

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 4, 2011

Mr. Marc Urbach
President
You On Demand Holdings, Inc.
27 Union Square, West Suite 502
New York, NY 10003

   Re: **You On Demand Holdings, Inc., Inc.**
     Form 10-K for the fiscal year ended December 31, 2009
     Filed April 15, 2010
     File No. 0-19644

Dear Mr. Urbach:

  We have completed our review of your filings and do not have any further comments at this time.

        Sincerely,

        Larry Spirgel
        Assistant Director